FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Shell Canada Acquires 92.8% of BlackRock Ventures and extends offer to June 27, 2006

Royal Dutch Shell plc today welcomed the below announcement by Shell Canada that it has acquired 92.8% of BlackRock Ventures and extends offer to June 27, 2006.

Calgary, Alberta – Shell Canada Limited (TSX:SHC) announced today that as of 1:01 a.m. on June 16, 2006, approximately 99,778,511 common shares of BlackRock Ventures Inc. (TSX:BVI) have been validly deposited to the offer by BR Oil Sands Corporation, a wholly-owned subsidiary of Shell Canada, to acquire all of the common shares of BlackRock (including common shares issuable upon the exercise or surrender of any options or conversion of any convertible debentures). BR Oil Sands Corporation has taken up all such shares, which represent approximately 92.8% of the common shares of BlackRock on a fully-diluted basis, and will pay for such shares on June 21, 2006.

As a result of today’s announcement, Shell Canada, through its wholly-owned subsidiary BR Oil Sands Corporation, has now declared its offer to acquire the common shares of BlackRock to be wholly unconditional.

BR Oil Sands Corporation has also extended its offer until 1:01 a.m. (Calgary time) on June 27, 2006 to allow BlackRock shareholders an additional opportunity to tender their shares, including shares issuable on the conversion of the convertible debentures, to its offer. A notice of extension will be mailed to BlackRock shareholders in the coming days.

Upon completion of a compulsory acquisition or subsequent acquisition transaction, BR Oil Sands Corporation intends to de-list the BlackRock shares from the Toronto Stock Exchange and cause BlackRock to apply to securities regulatory authorities to cease to be a reporting issuer. Shareholders are encouraged to tender their remaining BlackRock common shares, including shares issuable on the conversion of the convertible debentures, to the offer as soon as possible, and in any event prior to June 27, 2006, to receive prompt payment.

Shell Canada Limited

Shell Canada is a large Canadian integrated petroleum company with three major businesses. Exploration & Production explores for, produces and markets natural gas and natural gas liquids. Oil Sands is responsible for an integrated bitumen mining and upgrading operation in the Athabasca area of Alberta and the company’s Peace River in situ bitumen business. Oil Products manufactures, distributes and markets refined petroleum products across Canada.

BlackRock Ventures Inc.

BlackRock Ventures is an oil sands producer with operations located exclusively in Canada. Current operations are located in three heavy-oil regions: the Peace River oil sands, the Cold Lake oil sands and the Lloydminster area.

Legal Notices

This release does not constitute an offer to purchase or a solicitation of an offer to sell securities.

BlackRock shareholders are advised to review the notice of extension and any other relevant documents filed with the Canadian securities regulatory authorities because they will contain important information. Materials will be mailed to BlackRock shareholders at no expense to them. In addition, investors will be able to obtain the documents free of charge through the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com or by contacting Shell Canada’s Secretary at corporatesecretary@shell.com or facsimile (403)-691-3194.

Cautionary Note for Shell Canada Limited

This document contains “forward-looking statements”based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to the Company’s plans for growth and expected production levels. Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project schedules and execution, labour availability, material and equipment shortages, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Company. The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.

Cautionary Note for Royal Dutch Shell plc

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell plc. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Please refer to the Royal Dutch Shell plc’s Annual Report on Form 20-F for the year ended December 31, 2005 for a description of certain important factors, risks and uncertainties that may affect the Company's businesses.

For more information, contact:

Shell Canada Limited:

Investor Inquiries:
Ken Lawrence, Manager, Investor Relations
+1 403 691-2175

Media Inquiries:
Janet Rowley, General Manager, Public Affairs
+1 403 691-3899

Web site: shell.ca

Royal Dutch Shell plc:

Investor Inquiries:
UK: Gerard Paulides +44 20 7934 6287
Continental Europe: Tjerk Huysinga +31 70 377 3996
USA: Harold Hatchett: +1 212 218 3112

Media Inquiries:
UK and International: +44 20 7934 6238/5963/3453/4323/2713
The Netherlands: +31 70 377 8750

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 19 June 2006